SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
kblauch@sidley.com (212) 839 5548	FOUNDED 1866

August 26, 2013

Rolaine S. Bancroft
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Stanley Capital I Trust 2011-C3
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSCI 2011-C3 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from February 16, 2013 to March 15, 2013 (the “MSCI 2011-C3 Form 10-D”) filed March 28, 2013
File No. 333-167764-01

Morgan Stanley Capital I Trust 2012-C4
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSCI 2012-C4 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from February 16, 2013 to March 15, 2013 (the “MSCI 2012-C4 Form 10-D”) filed March 28, 2013
File No. 333-167764-02

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSBAM 2012-C5 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from March 15, 2013 to April 17, 2013 (the “MSBAM 2012-C5 Form 10-D”) filed April 23, 2013
File No. 333-167764-03

Dear Ms. Bancroft:

On behalf of Morgan Stanley Capital I Trust 2011-C3, Morgan Stanley Capital I Trust 2012-C4, Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5 and Morgan Stanley Capital I Inc. (collectively, the “Morgan Stanley Entities”), we thank you for your

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

comments delivered to us on August 16, 2013.  We have reviewed and discussed your comments with representatives of the Morgan Stanley Entities, which have instructed us to submit the responses set forth in this letter on their behalf.

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-K

All of the items set forth in Item 1122(d) other than Items 1122(d)(1)(iii), (3)(i)(c), (4)(ii), (4)(vii) and 4(xv) are applicable to Berkadia Commercial Mortgage LLC (“Berkadia”) with respect to the MSBAM 2012-C5 transaction in accordance with the terms of its engagement as a sub-servicer by Bank of America, National Association, as master servicer.  If Berkadia were to deliver a report on assessment of compliance with servicing criteria that identifies a material instance of noncompliance with the servicing criteria (a “MINC”), that MINC would be identified in the body of the related Form 10-K, together with a statement as to whether and how such MINC applies to the MSBAM 2012-C5 transaction.

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2012-C4
Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-D

As requested, please see below the requested transaction account information:

Collection Account and Distribution Account:  These accounts are administrative accounts that merely facilitate collections of payments on the mortgage loans and the subsequent distributions of payments to certificateholders.  These are conduits for monthly remittances, not reserve accounts or means of credit enhancement; therefore, all funds that are deposited to these accounts are so disbursed on the related remittance date or dates pursuant to the applicable PSA.  This movement of funds is reflected in great detail on the distribution report attached to the Form 10-D under the cash reconciliation detail section and specifies the collections on the mortgage loans and disbursements for their intended purposes.

Interest Reserve Account:  This account is an administrative account used to normalize monthly cash flow for the 28- or 29-day interest accrual in February.  This account is funded in January and/or February (displayed in the cash reconciliation detail section of the distribution report as an “Interest Reserve Deposit”) and fully disbursed in March (displayed in the cash reconciliation detail section of the distribution report as an “Interest Reserve Withdrawal”).

Excess Liquidation Proceeds Account:  This account would be funded in the rare event that a foreclosed property is sold for more than the outstanding principal amount of the related mortgage loan.  If funded, the beginning balance of this account would be displayed in the cash reconciliation detail section of the distribution report.  The disbursement of funds in this account (which are applied to pay trust expenses and to reimburse investors for realized losses) would also be reflected in the cash reconciliation detail section of the distribution report.

TA Unused Fees Reserve Account:  This account would be funded in the rare event that no trust advisor is acting on behalf of the Trust.  If funded, the beginning balance of this account would be displayed in the cash reconciliation detail section of the distribution report.  The disbursement of funds in this account (which are applied to pay trust expenses, to reimburse investors for realized losses and to make indemnity payments to the trust advisor) would also be reflected in the cash reconciliation detail section of the distribution report.

REO Account:  This account would be established and funded in the event that the Trust acquires mortgaged property in connection with a foreclosure.  Amounts collected and received in connection with the operation of such mortgaged property would be deposited in this account, and detail relating to the amounts held in such account would be displayed in the cash reconciliation detail section of the distribution report.  Additional detail relating to the disbursement of funds in this account (which are applied to pay principal and interest on the certificates, to pay costs of operating REO property and to compensate the special servicer) would be reflected in a supplemental REO reporting section of the distribution report.

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings referred to in the subject line above;

•
Comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings referred to in the subject line above, as applicable; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Kevin C. Blauch
Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.